Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

DoSpace, Inc.
1125 S 103rd St # 800
Omaha, NE 68124
https://www.dospace.com/

Up to $1,234,998.93 in Common Stock at $3.19
Minimum Target Amount: $19,998.11

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

> Company: DoSpace, Inc.
> Address: 1125 S 103rd St # 800 , Omaha, NE 68124
> State of Incorporation: DE
> Date Incorporated: August 29, 2022

Terms:

> Equity

Offering Minimum: $19,998.11 | 6,269 shares of Common Stock
Offering Maximum: $1,234,998.93 | 387,147 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.19
Minimum Investment Amount (per investor): $299.86

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As an affiliate of DoSpace, you are eligible for additional bonus shares. (5%)

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks and recieve 1 month premium of 360 Photo Cam + 3% bonus shares.**

Early Bird 2: Invest $1,000+ within the first 2 weeks and recieve 3 months premium of 360 Photo Cam + 5% bonus shares.**

Early Bird 3: Invest $5,000+ within the first 2 weeks and recieve 6 months premium of DoSpace premium features, + 7% bonus shares.**

Early Bird 4: Invest $10,000+ within the first 2 weeks and recieve 12 months premium of 360 Photo Cam app + exclusive investor updates, + 8% bonus shares.**

Early Bird 5: Invest $25,000+ within the first 2 weeks and recieve ALL previous perks + exclusive webinar with the founder to discuss the future of home improvement at DoSpace with live Q&A + 10% bonus shares.**

Early Bird 6: Invest $50,000+ within the first 2 weeks and recieve ALL previous perks + opportunity to personally meet the founder + 11% bonus shares.**

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 7% bonus shares

Flash Perk 2: Invest $4,000+ between day 60 - 65 and receive 7% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500+ | Receive 1 month premium features on 360 Photo Cam app.**

Tier 2 Perk: Invest $1,000+ | Receive 3 months premium features on 360 Photo Cam app + 2% bonus shares.**

Tier 3 Perk: Invest $5,000+ | Receive 6 months premium features on 360 Photo Cam app + free early access to DoSpace premium features + 4% bonus shares.**

Tier 4 Perk: Invest $10,000+ | Receive 12 months premium features on 360 Photo Cam, free early access to DoSpace premium features + exclusive investor updates + 6% bonus shares.**

Tier 5 Perk: Invest $25,000+ | All previous perks + exclusive webinar with the founder to discuss the future of home improvement at DoSpace with live Q&A + 8% bonus shares.**

Tier 6 Perk: Invest $50,000+ | All previous perks + opportunity to schedule a personal meeting with the founder + 10% bonus shares.**

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**All perks, premium features, and/or discounts will become effective when the StartEngine offering is completed.

<p align="center">The 10% StartEngine Venture Club Bonus</p>

DoSpace, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $318. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

DoSpace, Inc. (or the "Company") is a home improvement platform that aims to revolutionize the way homeowners and professionals transform their spaces. By integrating visualization, shopping, and contractor hiring into one seamless platform, DoSpace simplifies the entire home improvement process. Users can upload any interior design inspiration photo and instantly see it replicated in their own space, allowing them to visualize, shop, and hire contractors with just a few taps. The platform is powered by 360° Photo technology and has formed both direct and affiliate relationships with major retailers like Lowe's, Wayfair, Thumbtack, and Walmart.

Corporate History

DoSpace, Inc. was initially organized as 429 Technologies LLC, a Nebraska LLC on August 29, 2022, and converted to a Delaware C-Corp on June 30th, 2023.

The Company's Intellectual Property ("IP"):

DoSpace, Inc. owns multiple intellectual property assets, including U.S. trademarks (Reg. No. 7,492,570 and 7,123,020) and patent applications (No. 63/683,852 and 63/683,831), which were formally assigned to the Company on February 13, 2025, by Mason Milliken and Milliken Inc. under an Intellectual Property Assignment Agreement. This agreement transferred all rights, title, and interest in these assets, including enforcement and licensing rights, to DoSpace. Prior to the formation of 429 Technologies LLC, Milliken Inc., a company owned and operated by DoSpace's CEO Mason Milliken, provided approximately $2 million in funding to support the development and viability testing of the DoSpace concept. In addition to these assigned assets, DoSpace, Inc. has developed and continues to maintain proprietary trade secret algorithms and other intellectual property as part of its operations.

Competitors and Industry

Competitors

DoSpace uniquely operates at the intersection of home improvement visualization, e-commerce, and property management, filling a gap that no single competitor addresses. While platforms like Houzz, Pinterest, Angi, and Matterport operate in specific niches such as inspiration, lead generation, or visualization, they lack the end-to-end integration DoSpace provides. DoSpace combines multi-product visualization, actionable tools for shopping and contracting, and a collaborative marketplace into one seamless platform.

By addressing pain points across the entire home improvement journey, DoSpace offers a differentiated, first-mover advantage in an underserved market ripe for disruption.

Industry

DoSpace operates in the $522 billion U.S. home improvement industry, which is projected to reach $615 billion by 2029. Key growth drivers include:

- Aging Housing Stock: Many homes are over 30 years old, requiring renovations and upgrades.

- Increased Remote Work: More consumers are investing in home office renovations and functional living spaces.

- Sustainability & Energy Efficiency: Rising demand for eco-friendly upgrades and smart home technology.

- DIY & DIFM Trends: While DIY remains popular, a significant portion of homeowners prefer professional services (Do-It-For-Me, or DIFM).

DoSpace capitalizes on these trends by providing a fully integrated digital solution that streamlines the process from dreaming to first purchase, making home improvement more accessible, efficient, and enjoyable for homeowners.

Source: https://www.arizton.com/market-reports/united-states-home-improvement-market

Current Stage and Roadmap

Current Stage

DoSpace has moved past beta testing and is transitioning to full market rollout, with:

- Over 30,000 downloads of its 360° Photo technology.

- Affiliate relationships with Lowe's, Wayfair, Walmart, and Thumbtack.

Revenue streams come from vendor advertising, contractor lead generation, white labeling subscriptions, and API integrations.

The Company has also migrated to AWS, reducing operational costs by 30% and ensuring scalable infrastructure for launch.

Future Roadmap

DoSpace's future roadmap is centered around our public launch in Q2/Q3 of 2025, which we expect to mark the start of our revenue streams. Integration-based revenue, which has already begun, is expected to ramp up throughout 2025, though actual results may vary. 360 Photo Cam App revenue is expected to start in late Q1 or early Q2, followed by potential contractor revenue as we work toward launching our marketplace in Q2/Q3. Vendor-based revenue streams, including product placements and advertising, are targeted to begin contributing by Q4 2025. While the platform will remain free for users initially, we plan to introduce premium offerings and advanced paid features in 2026, which we believe could produce additional revenue opportunities.

Beyond our initial launch, DoSpace aims to expand from residential interior design into the broader home improvement ecosystem, incorporating exterior design elements such as roofing, windows, and landscaping, followed by commercial property visualization for offices, restaurants, and other commercial spaces. Our international expansion strategy is expected to leverage our web-based, hardware-free technology, enabling the onboarding of vendors and users in new markets. Additionally, we plan to introduce automated cost estimation, space measurement, and budgeting tools, which we believe could further streamline the home improvement process. With a robust multi-sided marketplace and accelerating network effects, DoSpace aims to establish a strong presence in the home improvement market, with the potential to drive scalable revenue growth and create long-term value for users, partners, and investors alike.

The Team

Officers and Directors

Name: Mason Richard Milliken

Mason Richard Milliken's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, CEO, Principal Accounting Officer & Board Member
  Dates of Service: October, 2022 - Present
  Responsibilities: As the President of DoSpace, I lead the vision and strategy for revolutionizing the home improvement industry through DoSpace. I hold 9,000,000 Common shares in DoSpace but do not yet receive a salary for my work, however I work approximately 50 hours a week for DoSpace.

Other business experience in the past three years:

- Employer: EverSeal.com
  Title: Founder / Owner / CEO
  Dates of Service: April, 2016 - December, 2022
  Responsibilities: I started the company in my basement and as CEO scaled it into 15 cities across the nation with 150 employees in 5 years before selling to private equity at the end of 2021. I then transitioned as CEO through 2022 before leaving and starting DoSpace.

Other business experience in the past three years:

- Employer: Milliken Inc.
  Title: President
  Dates of Service: March, 2017 - Present
  Responsibilities: Mason is the only employee and is responsible for all affairs of the company. He receive an annual salary of $80K and works an estimated 30 minutes a week for Milliken as this company is not currently conducting business operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the President of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant

regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
DoSpace, Inc was formed on 8/29/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. DoSpace, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

CEO Lack of Compensation from DoSpace and Dual Role at Milliken Inc.

Mason Milliken, the CEO and sole director of DoSpace, Inc. (DoSpace), does not currently receive a salary for his work at DoSpace. Instead, he receives an annual salary of approximately $80,000 from Milliken Inc., a company he solely owns and serves as President. While Milliken Inc. is not actively conducting business, it continues to hold funds from the sale of Mason's previous company, from which he draws a salary. Mason works 50 hours per week for DoSpace and 0.5 hours per week for Milliken Inc. Although Mason has a significant equity interest in DoSpace, there is some level of risk in investing in a company where the CEO does not receive a salary. Mason has indicated that he will only take a salary from DoSpace if and when he deems the company can financially support it, but no specific benchmarks have been set for this transition. Investors should consider the potential implications of this arrangement, including the possibility that Mason may need to allocate time to other sources of income if DoSpace cannot support his compensation in the future.

We are selling shares outside of this Regulation Crowdfunding offering, and those investors may receive different rights than you

While this Regulation Crowdfunding offering has been live, we have sold and may continue to sell additional shares of Common Stock under Regulation D at the same share price. These shares are substantially identical to those being offered under this Form C, except that investors purchasing through Regulation D retain their full voting rights, while Reg CF investors assign their voting rights to the CEO through an irrevocable proxy. As a result, Reg D investors may have greater influence over the Company's governance and decision-making than Reg CF investors, even though both hold the same class of Common Stock. Additionally, ongoing or future Reg D sales could further dilute your ownership percentage or change the composition of our shareholder base in ways that impact your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mason Richard Milliken	9,000,000	Common Stock	82.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 387,147 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,927,272 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 100,000 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Additional Issuances of Common Stock

While this Regulation Crowdfunding offering has been live, the Company sold 9,405 shares of Common Stock at $3.19 per share to one investor under Regulation D, raising $30,001.95. The shares are identical in rights and preferences to those offered in this Regulation Crowdfunding offering, except that Reg CF investors assign their voting rights to the CEO, while Reg D purchasers retain full voting rights. The Company may accept additional limited investments under Regulation D at the same share price from time to time, though no concurrent Regulation D offering is being actively marketed.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the President of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less

than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Since the date of the original Form C filing, the Company has sold an additional 9,405 shares of Common Stock at $3.19 per share to one investor under Regulation D, for a total raise of $30,001.95. The Company may accept additional limited investments under Regulation D on the same terms, though no concurrent Regulation D offering is being actively marketed. Please see the Company's Securities and Risk Factors sections of the Form C for further information.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,732,279.90
  Number of Securities Sold: 927,272
  Use of proceeds: Mobile Web App Product development and establishment of key partnerships
  Date: January 25, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $1,500 compared to $30,071 in fiscal year 2024. The increase in recognized revenue reflects the Company's early traction across several revenue streams, including SaaS subscriptions, vendor product placements, and early integration fees.

In addition, the Company signed multiple new contracts in 2024 whose revenues will be realized in 2025, setting the foundation for future growth.

Cost of Sales

Cost of Sales for fiscal years 2023 and 2024 remained $0. Given DoSpace's SaaS-drive model, direct costs associated with each sale are minimal at this stage. Most operational expenses relate to platform development, marketing, and administrative functions, rather than variable product delivery costs.

Gross Margins

Gross profit was $1,500 in 2023 and $30,071 in 2024, representing a gross margin of 100% in both years. This strong gross margin is characteristic of a digital platform model with scalable infrastructure and low incremental delivery cost.

Expenses

Expenses increased from $397,959 in fiscal year 2023 to $1,175,461 in fiscal year 2024. This increase reflects strategic investments made to position the Company for commercial scalability, including hiring key personnel, expanding R&D efforts, launching go-to-market activities, and accelerating product development. Major components of the 2024 expense growth included increases in payroll, advertising and marketing, research and development, and amortization of capitalized software assets.

Historical results and cash flows:

The Company is currently in the growth stage and just beginning revenue generation. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because future cash flows will include our product producing revenue as the product goes live. Past cash was primarily generated through initial vendor product onboarding along with investments from our investors. Our goal is to become cash flow positive within the next 2 years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 12/30/2024, the Company has capital resources available in the form of a line of credit in the amount of $500,000 with $85,000 remaining from Arbor Bank, projecting $150-250,000 from new investors before the campaign launches, and $7,663.67 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has or will have, an estimate of approximately 30% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal, we anticipate the Company will still be able to operate for 3 years. This is based on a current monthly burn rate of $150,000 for expenses related to product development, marketing, and sales along with other anticipated forms of both revenue and investment.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 4 years. This is based on a projected monthly burn rate of $175,000 for expenses related to product development, marketing, and sales along with other anticipated forms of both revenue and investment.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including debt, additional investment from other investors, along with revenue from new partnerships and integrations.

In addition, while this Regulation Crowdfunding offering has been live, the Company successfully raised $30,001.95 through the sale of 9,405 shares of Common Stock at $3.19 per share to one investor under Regulation D, as of March 19, 2025. These shares are identical in rights and preferences to those being offered in this Regulation Crowdfunding campaign, except that Reg CF investors assign their voting rights to the CEO, whereas Reg D purchasers retain full voting rights. The Company may accept additional limited investments under Regulation D at the same share price from time to time, although no concurrent Regulation D offering is currently being actively marketed.

Indebtedness

- Creditor: Arbor Bank
  Amount Owed: $415,000.00
  Interest Rate: 8.25%
  Maturity Date: June 22, 2025
  On October 23, 2023, the Company entered into a line of credit agreement with Arbor Bank, allowing for a maximum credit limit of $500,000. As of December 31, 2024, the outstanding balance on the line was $415,000. The interest rate remains Prime + 1.5% (8.25% as of year-end), and the credit line matures on June 22, 2025.

Related Party Transactions

- Name of Entity: Milliken Inc
  Names of 20% owners: Mason Milliken
  Relationship to Company: CEO, sole Board Member, and 20%+ owner
  Nature / amount of interest in the transaction: In 2022, the year of its inception, 429 Technologies LLC received a $2 million capital contribution from Milliken Inc., a company solely owned and operated by DoSpace Inc.'s CEO, Mason Milliken, in the form of an Intellectual Property (IP) transfer.
  Material Terms: Milliken Inc. invested $2 million in research and development (R&D) efforts to support the viability testing and early development of the DoSpace concept. As part of this investment, Milliken Inc. transferred ownership of IP valued at $2 million to 429 Technologies LLC as a capital contribution. The IP is still in development, and therefore, no amortization has been recorded as of December 31, 2022. The Company will begin amortizing the IP once it is completed and available for its intended use, in accordance with ASC 350, "Intangibles – Goodwill and Other." As of December 31, 2023 and December 31, 2022, there were no outstanding financial obligations between the Company and Milliken Inc. related to this transaction. On February 13, 2025, the Company executed an Intellectual Property Assignment Agreement with Milliken Inc., formally transferring trademarks and patent applications from Milliken Inc. to DoSpace Inc. The assignment was completed without any outstanding obligations, consideration, or retained rights by Milliken Inc.

Valuation

Pre-Money Valuation: $34,857,997.68

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or issued; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) no shares are reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $19,998.11 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,998.93, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  45.0%
  We will use 45% of the funds raised for continued market and customer research, new product development and market testing.

- Company Employment
  25.0%
  We will use 25% of the funds to hire key personnel for daily operations, including the following roles: Sales, front end development, backend development, and computer vision development. Wages to be commensurate with training, experience and position.

- Working Capital
  19.5%
  We will use 19.5% of the funds for working capital to cover expenses for the initial launch, product expansion, marketing, etc. as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  3.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.dospace.com/ (dospace.com/dospaceannualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/dospace

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR DoSpace, Inc.

[See attached]



DOSPACE, INC.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

www.rnbcapitalcpas.com
954-399-1914

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: DoSpace, Inc. Management

We have reviewed the accompanying financial statements of DoSpace, Inc. (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL 33321
April 22, 2025

DOSPACE, INC.
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	7,664	12,757
Accounts Receivable		16,500	1,500
Total Current Assets		24,164	14,257
Non-Current Assets:			
Intangible Assets, Net	$	2,819,316	2,147,678
Removal to not double count- Hide Row		(2,819,316)	(2,147,678)
Total Non-Current Assets		2,819,316	2,147,678
TOTAL ASSETS		2,843,480	2,161,935
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	-	118,187
Credit Card Payable		21,753	-
Credit Line		415,000	217,956
Payroll Liabilities		-	916
Taxes Payable		-	45,837
Shareholder Loan		130,023	-
Total Current Liabilities		566,775	382,897
TOTAL LIABILITIES		566,775	382,897
EQUITY			
Common Stock	$	1,086	1,000
Additional Paid in Capital		3,841,182	2,298,831
Retained Earnings (Accumulated Deficit)		(1,565,563)	(520,792)
TOTAL EQUITY		2,276,705	1,779,038
TOTAL LIABILITIES AND EQUITY	$	2,843,480	2,161,935

See Accompanying Notes to these Unaudited Financial Statements

STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Revenues			
Sales	$	30,071	1,500
Gross Profit		30,071	1,500
Operating Expenses			
General & Administrative Expenses	$	185,912	22,679
Advertising & Marketing		184,313	91,683
Payroll Expenses		193,522	65,385
Professional Fees		29,651	9,839
Amortization Expense		442,376	208,373
Research & Development		139,687	-
Total Operating Expenses		**1,175,461**	**397,959**
Total Loss from Operations		**(1,145,389)**	**(396,459)**
Other Income (Expense)			
Other Income	$	100,273	9,000
Total Other Income (Expense)		**100,273**	**9,000**
Net Income (Loss)	$	**(1,045,117)**	**(387,459)**
Earnings Before Income Taxes, Depreciation, and Amortization		(573,090)	(169,247)
Net Income (Loss)	$	**(1,045,117)**	**(387,459)**

See Accompanying Notes to these Unaudited Financial Statements

DOSPACE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock				Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	APIC	Members' Capital	(Deficit)	Equity
Beginning balance at 1/1/23	-	-		2,000,000	(133,333)	1,866,667
Conversion to C-Corporation	9,000,000	900	2,298,831	(2,000,000)	-	299,731
Issuance of Common Stock	1,000,000	100	-	-	-	100
Net income (loss)	-	-	-	-	(387,459)	(387,459)
Ending balance at 12/31/23	10,000,000	1,000	2,298,831	-	(520,792)	1,779,038
Issuance of Common Stock	863,935	86	-		-	86
Additional Paid-in Capital	-	-	1,542,183		-	1,542,183
Other	-	-	-	-	515	515
Net income (loss)	-	-	-	-	(1,045,117)	(1,045,117)
Ending balance at 12/31/24	10,863,935	1,086	3,841,013	-	(1,565,394)	2,276,706

See Accompanying Notes to these Unaudited Financial Statements

DOSPACE, INC.
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(1,045,117)	(387,459)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Amortization Expense		442,376	208,373
Accounts Receivable		(15,000)	(1,500)
Accounts Payable		(118,187)	118,187
Credit Card Payable		21,753	-
Payroll Liabilities		(917)	916
Taxes Payable		(45,837)	45,837
Other		346	-
Total Adjustments to reconcile Net Income to Net Cash provided by Operations:		284,534	371,814
Net Cash Used in Operating Activities	$	(760,583)	(15,646)
INVESTING ACTIVITIES			
Intangible Assets, Net		(1,114,014)	(489,385)
Net Cash provided by (used in) Investing Activities	$	(1,114,014)	(489,385)
FINANCING ACTIVITIES			
Credit Line	$	197,044	217,956
Shareholder Loan		130,023	-
Common Stock		86	1,000
Additional Paid in Capital		1,542,351	298,831
Net Cash provided by (used in) Financing Activities	$	1,869,504	517,787
Cash at the beginning of period		12,757	-
Net Cash increase (decrease) for period		(5,093)	12,757
Cash at end of period	$	7,664	12,757

See Accompanying Notes to these Unaudited Financial Statements

DOSPACE, INC.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

DoSpace, Inc. ("the Company") was incorporated on June 30, 2023 under the General Corporation Law of the State of Delaware. Prior to its incorporation, the Company was originally an LLC under the name of 429 Technologies, LLC formed on August 29, 2022, and which was later converted on June 30, 2023. Prior to the formation of 429 Technologies LLC, the Company's core technology was initially funded and developed by Milliken Inc., a company owned and operated by the Issuer's CEO, Mason Milliken. In 2022, Milliken Inc. transferred intellectual property (IP) valued at $2 million to 429 Technologies LLC as a capital contribution. The IP transferred does not constitute the transfer of business operations.

The Company was founded to revolutionize the home improvement process, utilizing advanced visualization technology to transform how consumers, service providers, and product vendors interact inside real spaces. The founding team brought together expertise in software development, product design, and real estate to address key challenges in the home improvement journey. The Company leverages proprietary software that enables users to visualize interior design images in full 360° within their own spaces using only mobile devices. This innovation facilitates exploration of design options, seamless purchasing, and efficient project execution.

The Company's headquarters is at 1125 S 103rd St #800, Omaha, Nebraska. The Company's customers are primarily located in the United States.

Statutory Conversion

DoSpace, Inc. ("the Company") was incorporated on June 30, 2023 in the State of Delaware. DoSpace, Inc. will serve as the successor company for its predecessor 429 Technologies, LLC. The LLC was originally established to manage the Company's business operations. As part of a strategic restructuring to facilitate growth and attract investment, the Company underwent a statutory conversion effective June 30, 2023, transitioning from a Nebraska LLC to a Delaware Corporation. This conversion was filed pursuant to Delaware General Corporation Law Section 265. The restructuring was designed to streamline operations, enhance corporate governance, and provide a clearer financial overview for stakeholders.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

 As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Further, the company shows negative working capital of $542,195 and $368,639 and net losses before income taxes, depreciation, and amortization of $573,090 and $169,247 in 2024 and 2023, respectively. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $7,664 and $12,757 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

The Company had $16,500 in receivables as of December 31, 2024 and $1,500 as of December 31, 2023.

Intangible Assets (Capitalized Internal-Use Software Costs)

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life, which is determined to be 5 - 15 years.

A summary of the Company's Intangible Assets as of December 31 is shown below:

Property Type	Useful Life in Years	2024	2023
Website	5	300,601	112,752
Software Development	15	3,302,798	2,376,633
Less Accumulated Amortization		(784,082)	(341,707)
Totals		**2,819,316**	**2,147,678**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through the following streams:

1. Digital Product Placement Revenue

Revenue is generated by displaying vendor products within user spaces. Customers have the option to either:

- Pay as they go, or

- Prepay for product placement credits.

When customers prepay, the Company typically fulfills its performance obligations within 1 to 2 months. Revenue is recognized as the Company displays vendor products within user spaces over the placement period.

2. Contractor Affiliate Revenue

Revenue is earned through referral activities, whereby the Company refers real customers to contractor referral partners. The Company receives a revenue share as users request bids from contractors on partner platforms.

Revenue is recognized upon the occurrence of the referred transaction event, and there are no advance payments or significant performance obligations remaining after revenue is earned.

3. Integrations Revenue

Revenue is generated by integrating the Company's technology into third-party platforms. The Company receives:

- An initial integration fee, and

- Ongoing usage-based fees.

Revenue associated with the initial fee is recognized as the integration services are performed, typically within 1 to 2 months after receipt of payment. Usage-based fees are recognized as the services are consumed by the customer.

4. 360 Photo Cam App Revenue

Revenue is earned from user subscriptions and credit purchases that allow users to access app features. Users purchase credits in advance and use them as needed.

Revenue is recognized as the credits are consumed by the users. Unused credits are deferred until they are utilized. Typically, services associated with credit purchases are fulfilled within 1 to 2 months.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Other Income

During the year ended December 31, 2024, the Company received grants from the Nebraska Department of Economic Development under the Nebraska Innovation Fund Prototype Program. The grants were awarded to support the development of a full-scale prototype and the completion of a feasibility study related to the commercialization of the Company's DoSpace software product.

Grant income is recognized as Other Income in the accompanying financial statements when the related eligible expenses are incurred and all conditions for reimbursement have been substantially met.

The Company is required to maintain significant business operations within the State of Nebraska throughout the term of the grant agreement and to conduct commercialization efforts within Nebraska unless commercialization is determined to be infeasible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and variuos states. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

As of December 31, 2023, the Company had net operating loss (NOL) carryforwards of $253,024 and $0 in 2024 and 2023 respectively.

The Company has recognized deferred tax assets related to these NOLs and other temporary differences. However, due to the Company's history of losses, management has determined that it is more likely than not that these assets will not be realized. As a result, a full valuation allowance has been recorded against the deferred tax assets.

The Company's effective tax rate was 0% for all periods presented due to the valuation allowance.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2022, the year of its inception, 429 Technologies LLC received a $2 million capital contribution from Milliken Inc., a company solely owned and operated by DoSpace Inc.'s CEO, Mason Milliken, in the form of an Intellectual Property (IP) transfer.

Prior to this, Milliken Inc. invested $2 million in research and development (R&D) efforts to support the viability testing and early development of the DoSpace concept. As part of this investment, Milliken Inc. transferred ownership of IP valued at $2 million to 429 Technologies LLC as a capital contribution.

As of December 31, 2024, and December 31, 2023, there were no outstanding financial obligations between the Company and Milliken Inc. related to this transaction.

During 2024, The company's CEO loan the company an additional $130,022 for operational expenses.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

On October 23, 2023, the Company entered into a line of credit agreement with Arbor Bank, allowing a maximum credit of $500,000. As of December 31, 2024 and December 31, 2023, the outstanding balance was

$415,000 and $217,956, respectively. The credit line carries an interest rate of Prime + 1.5% (8.25% as of year-end). The credit line has a maturity date of June 22, 2025.

NOTE 6 – EQUITY

The Company has authorized 12,000,000 of common shares with par value of $0.0001 per share. The Company issued ten (10) million shares as founder's shares. During its formation, the Company received a $2 million equity contribution from its founder, Mason Milliken, representing the fair value of intellectual property (IP) and development costs incurred by Milliken Inc. prior to the incorporation of DoSpace Inc.

As of December 31, 2024, and December 31, 2023, 10,000,000 million and 10,863935 shares, respectively were issued and outstanding.

<u>Voting of Shares.</u> Except as otherwise provided in the Certificate, each Stockholder entitled to vote shall be entitled to one vote for each share of stock held by such Stockholder on each matter submitted to vote at a meeting of Stockholders. If a quorum is present, (a) Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election, and (b) with respect to all other matters, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the Stockholders, unless the vote of a greater number is required by the Certificate, these By-laws or the Code.

<u>Voting of Shares by Other Corporation.</u> Shares held by another corporation, if a majority of the shares entitled to vote for the election of Directors of such other corporation is held by the Corporation, shall not be voted at any meeting or counted in determining the total number of outstanding shares at any given time. The immediately preceding sentence shall not limit the power of the Corporation to vote any shares, including its own shares, held by it in a fiduciary capacity.

<u>Cumulative Voting</u>. If required by the Certificate, at each election of Directors, each Stockholder entitled to vote shall be entitled to as many votes as equal to the number of shares of stock such Stockholder owns multiplied by the number of Directors to be elected and such Stockholder may cast all of such votes for a single candidate or any two (2) or more candidates as such Stockholder sees fit.

<u>Voting</u>. Each Director shall have one vote, irrespective of the number of shares such Director holds.

<u>Dividends.</u> In addition to other dividends authorized by the Certificate or the Code, the Board, by resolution, may from time to time declare dividends to be paid out of the unreserved and unrestricted earned surplus of the Corporation, but no dividend shall be paid when the Corporation is insolvent, when the payment thereof would render the Corporation insolvent or when otherwise prohibited by law or contractual obligation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 22, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "DOSPACE,

INC." FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JUNE, A.D.

2023, AT 10:09 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

CERTIFICATE OF INCORPORATION
OF
DOSPACE, INC.

ARTICLE 1
NAME

1.1   **Name**. The name of the corporation is DoSpace, Inc. (the "**Corporation**").

ARTICLE 2
REGISTERED AGENT

2.1   **Registered Agent**. The address of the initial registered office of the Corporation is 300 Creek View Road, Suite 209, Newark, County of New Castle, Delaware 19711, and the name of its initial registered agent at such address is Universal Registered Agents, Inc.

ARTICLE 3
PURPOSE

3.1   **Purpose**. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**").

ARTICLE 4
STOCK

4.1   **Authorized Shares**. The total number of shares the Corporation shall have the authority to issue is 12,000,000 shares of stock, having a par value of $0.0001 per share, all of which shall be common stock.

ARTICLE 5
INCORPORATOR

5.1   **Incorporator**. The name and mailing address of the incorporator of the Corporation is David Winkler, 1125 South 103rd Street, Suite 800, Omaha, Nebraska 68124 (the "**Incorporator**").

ARTICLE 6
EXISTENCE

6.1   **Existence**. The Corporation is to have perpetual existence.

ARTICLE 7
AMENDMENTS

7.1   **Certificate of Incorporation**. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights and powers conferred herein upon stockholders, directors or officers are granted subject to this reservation.

4879-9955-1085.1

7.2 **Bylaws**. In furtherance and not in limitation of the powers conferred now or hereafter prescribed by statute, the Board of Directors of the Corporation is expressly authorized to make, amend, alter, change or repeal the Bylaws of the Corporation.

ARTICLE 8
DIRECTOR LIABILITY

8.1 **Director Liability**. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit.

THE UNDERSIGNED, being the Incorporator hereinbefore named, for purposes of forming a corporation pursuant to the DGCL, does make this Certificate of Incorporation, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 30th day of June, 2023.

David Winkler

_____
David Winkler, Incorporator

4879-9955-1085.1